AGREEMENT

TO WAIVE FEES AND REIMBURSE EXPENSES

THIS AGREEMENT is made this 30th day of November 2021, between Ariel Investments, LLC, a Delaware limited liability company (the “Adviser”), and Ariel Investment Trust, a Massachusetts business trust (the “Trust”).

RECITALS:

WHEREAS, the Trust is a registered open-end management investment company with multiple authorized series;

WHEREAS, the Adviser serves as the investment adviser for the Trust; and

WHEREAS, both the Adviser and the Trust agree it is important that the actual expenses of Ariel International Fund (the “Fund”) not exceed a specified percentage of the net assets on an annual basis; and

WHEREAS, this Agreement, effective November 30, 2021, supersedes any previous agreement in effect to waive fees and reimburse expenses.

NOW, THEREFORE, the parties hereby agree as follows:

1.

Expense Caps. Adviser agrees to waive fees and reimburse the expenses of the Fund to the extent it is necessary to ensure that the actual expense incurred by the Fund, after recognizing the benefits of custody or other credits, fee waivers, and expense reimbursements, not exceed 1.13% of net assets of the Fund’s Investor Class and not exceed 0.88% of net assets of the Fund’s Institutional Class on an annual basis.

2.

Duration of Agreement. This Agreement shall be effective for an initial period beginning on the date above stated and ending on September 30, 2023. This Agreement shall automatically renew for additional one-year periods if not terminated, in writing, by either party before September 30 of each year.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.

ARIEL INVESTMENTS, LLC

By:	/s/ Mellody L. Hobson
Name: Mellody L. Hobson
Its: President, Co-CEO

ARIEL INVESTMENT TRUST

By:	/s/ James R. Rooney
Name: James R. Rooney
Its: Chief Financial Officer, Treasurer and Vice President